April 5, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)
Contact:	Takayuki Ishikawa
General Manager
Corporate Communications Office
Phone:	+81-(0)3-6758-6703

(Correction) Notice concerning Partial Revision of “Notice regarding Repurchase of Own Shares” and “Notice regarding the Repurchase Status of Own Shares”

MINEBEA MITSUMI Inc. hereby announces the following corrections regarding “Notice regarding Repurchase of Own Shares” published on February 13, 2017 and “Notice regarding the Repurchase Status of Own Shares” published on March 1, 2017. The correction parts are underlined.

1.	“Notice regarding Repurchase of Own Shares” published on February 13, 2017

<Before Correction>
Notice regarding Repurchase of Own Shares
(Repurchase of Own Shares pursuant to Section 2 of Article 165 of the Company Law)

MINEBEA MITSUMI Inc. hereby announces that its Board of Directors has resolved at a meeting held on February 13, 2017 to repurchase its own shares pursuant to Article 156 of the Company Law in accordance with Section 3 of Article 165 of the Law.

(Hereinafter omitted)

<After Correction>
Notice regarding Repurchase of Own Shares
(Repurchase of Own Shares pursuant to Section 1 of Article 459 of the Company Law)

MINEBEA MITSUMI Inc. hereby announces that its Board of Directors has resolved at a meeting held on February 13, 2017 to repurchase its own shares pursuant to Section 1 of Article 459 of the Company Law.

(Hereinafter omitted)

2.	“Notice regarding the Repurchase Status of Own Shares” published on March 1, 2017

<Before Correction>
Notice regarding the Repurchase Status of Own Shares
(Repurchase of Own Shares pursuant to Section 2 of Article 165 of the Company Law)

MINEBEA MITSUMI Inc. hereby announces the repurchase status of its own shares pursuant to Article 156 of the Company Law in accordance with Section 3 of Article 165 of the Law, as resolved on February 13, 2017 at the Board Meeting.

(Hereinafter omitted)

<After Correction>
Notice regarding the Repurchase Status of Own Shares
(Repurchase of Own Shares pursuant to Section 1 of Article 459 of the Company Law)

MINEBEA MITSUMI Inc. hereby announces the repurchase status of its own shares pursuant to Section 1 of Article 459 of the Company Law, as resolved on February 13, 2017 at the Board Meeting.

(Hereinafter omitted)

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